EMERALD DATA INC.

Atbrivosanas Aleja 5 - Rezekne, Latvia

Telephone (702)757-1148

July 6, 2015

Ms. Mara L. Ransom, Assistant Director

Mr. Michael Kennedy, Staff Attorney

United States Securities and Exchange Commission

Washington D.C.20549

Re:	Emerald Data Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed April 6, 2015
File No. 333-200629

Dear Ms. Ransom and Mr. Kennedy,

Thank you for your review of our Registration Statement.  We apologize for the delay in addressing your comments but we were required to obtain the services of a new auditor as our previous auditor Terry L. Johnson, CPA seems to have disappeared and would not return any communications from the company.  We have filed an 8-K advising of the dismissal and the retention of the new auditor, Yichien Yeh, CPA.  Based upon your comments we have amended the Registration Statement as follows:

General

1.	Please update your financial statements and the related disclosure in the filing to comply with Rule 8-08 pf Regulation S-X.

We have updated the financial statements and the related disclosure to February 28, 2015 as requested.

Dilution, page 13

2.

We note your response to comment 1 and are reissuing the comment in light of the fact that your dilution table was not updated to reflect the most recent financial information. When you amend your filing, please update your dilution table for the latest interim financials.

We have revised the dilution section to reflect the February 28, 2015 financial statements.

Financial Statements, page F-1

3.	We note that your balance sheet as of August 31, 2014 on page F-13 does not agree to the audited balance sheet on page F-3. Please amend your filing for this discrepancy.

We apologize for the discrepancy, the restated August 31, 2014 numbers were not correctly updated in the EDGAR filing. We have corrected the discrepancy with the inclusion of the February 28, 2015 financial statements.

1

EMERALD DATA INC.

Atbrivosanas Aleja 5 - Rezekne, Latvia

Telephone (702)757-1148

The company acknowledges that:

☐	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

☐

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Janis Kalnins

Janis Kalnins

President